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SEC FILE NUMBER
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ANNUAL REPORTS
FORM X-17A-5
PART III

MAR 28 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RenCap Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

142 W 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Valdes	212-824-1091	cvaldes@rencap.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/18/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Carlos Valdes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RenCap Securities, Inc, as of 3/26, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Director Financial Operations

MICHAEL YORIO
Notary Public, State of New York
No. 01YO6260718
Qualified in Nassau County
Commission Expires April 30, 2024

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RenCap Securities, Inc.

Financial Statements and Supplemental Information

For the Year Ended December 31, 2023

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **RenCap Securities, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The information presented in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Deerfield, Illinois
March 21, 2024

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2023

Assets	
Cash	$ 2,285,238
Due from clearing broker	1,013,586
Prepaid income tax	29,419
Prepayments	60,383
Other assets	10,281
Total assets	$ 3,398,907
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 31,107
Total liabilities	31,107
Commitments and Contingencies	
Stockholder's equity:	
Common stock, $0.001 par value; 1,000 shares authorized, issued, and outstanding	1
Additional paid-in capital	4,749,999
Accumulated deficit	(1,382,200)
Total stockholder's equity	3,367,800
Total liabilities and stockholder's equity	$ 3,398,907

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2023

Revenues	
Fees from related party	$ 563,600
Research revenue	17,327
Interest	3,244
Other revenue	1,700
Total revenues	585,871
Expenses	
Compensation and benefits	1,657,746
Professional fees	174,733
Occupancy	70,034
Communications	41,380
Other expenses	353
Total expenses	1,944,246
Loss before income tax expense	(1,358,375)
Income tax expense	55,633
Net loss	$ (1,414,008)

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2023

	Shares No.	Par Value	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2023	1,000	$ 1	$ 4,749,999	$ 3,031,808	$7,781,808
Dividends				(3,000,000)	(3,000,000)
Net loss	-	-	---	(1,414,008)	(1,414,008)
Balance at December 31, 2023	1,000	$ 1	$ 4,749,999	$ (1,382,200)	$ 3,367,800

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities	
Net loss	$ (1,414,008)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Deposits from clearing broker	(19,506)
Prepayments	(7,051)
Deferred tax asset, net	104,541
Prepaid income tax	(12,615)
Due from affiliates	312,123
Other assets	125,212
Accounts payable	(140,485)
Due to affiliates	(2,184,914)
Net cash used in operating activities	(3,236,703)
Cash flows from investing activities	
Dividend	(3,000,000)
Net cash used in investing activities	(3,000,000)
Net change in cash	(6,236,703)
Cash and restricted cash - beginning of the year	8,521,941
Cash – end of the year	$2,285,238
Supplemental disclosure of cash flow information	
Cash paid for:	
Income taxes	$ 55,633
Interest	$ -

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Notes to Financial Statements

December 31, 2023

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company is a wholly-owned subsidiary of Renaissance Capital Services Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda.

The Company entered into agency and services agreements with affiliated companies under common ownership. The agreements in place govern the relationship between RenCap Securities, Inc. and its affiliated companies, and defines the parameters by which the Company operates with their affiliates. The SEC regulates the solicitation and sale of any security to all US based buyers. These activities must be undertaken through RenCap Securities, Inc.

Since May 2022, the Company has not engaged in providing execution services in equities and fixed income products to its customer base.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (Continued)

Cash and Restricted Cash

The Company maintains cash balances with financial institutions of $2,285,238 which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

During the year, the Company returned the restricted cash to its affiliate.

Equipment

Furniture, equipment, and computer software have been fully depreciated.

Revenue Recognition

The Company recognizes revenues in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company's revenue includes fees from related party and research revenue.

Fees from Related Party

Fees from related party revenues are earned according to an expense sharing agreement in which expenses are reimbursed at 50%.

2. Summary of Significant Accounting Policies (Continued)

Research Revenue

Research revenues are generated by providing personalized research exclusively to the Company's clientele. The Company recognizes research revenue upon successful completion of its obligations in accordance with the terms of the agreement.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. ASC 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties and requires additional tax disclosures on tax reserves. The Company recognizes interest and penalties, if any, to unrecognized tax benefits as income tax expense in the statement of income.

The Company recognizes interest and penalties, if any, to unrecognized tax benefits as income tax expense in the statement of income.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the SEC. This rule requires the maintenance of minimum net capital of $250,000.

The Company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2023, the Company had net capital of $2,254,131 which was $2,004,131 excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

4. **Receivables from Clearing Broker**

The Company introduced and cleared customer trades on a fully disclosed basis through its former clearing broker, RBC Capital Markets, ("RBC"). During May 2022, RBC terminated its agreement with the Company. At December 31, 2023, the total amount due from RBC was $1,013,586 which consists of the clearing deposit which RBC has held due to outstanding failed transactions still on the books of RBC. The Company has addressed the open transaction but there is currently no resolution to this matter.

5. Income Taxes

Income tax expense consists of the following for the year ended December 31, 2023:

Total Current Tax Expense (Benefit)	$ (48,908)
Total Deferred Tax Expense	104,541
Total Income Tax Expense	$ 55,663

The difference between the statutory rate and the effective rate is due to recording a deferred tax valuation allowance and prior year accrual differences.

5. Income Taxes (Continued)

At December 31, 2023, the Company recorded a deferred tax asset of $338,068, which relates to net operating loss carryforwards ("NOLs"). As of December 31, 2023, the Company had U.S. federal, state and city NOL carryovers of $1,363,376, $388,682 and $938,974 respectively, available to offset future taxable income. The U.S. Federal NOL can be carried forward indefinitely while the New York and New York City NOL will expire in 20 years from origination year.

As of December 31, 2023, the Company recorded a valuation allowance for 100% of its deferred tax assets as it is more likely than not that the deferred tax asset will not be fully realized. The Company analyzed its tax positions with respect to applicable income taxes for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2023 and determined that there was no requirement to accrue any liabilities, pursuant to ASC 740-10. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2023.

The Company is not currently under examination but is subject to examination for the 2020 through 2022 tax years for Federal, NYS and NYC purposes.

6. Commitments and Contingencies

Off Balance Sheet Risk

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. At December 31, 2023, the Company was the introducing broker dealer for two failed transactions for a total of $994,080 which is included in Due from clearing broker on the statement of financial condition. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Litigation

From time to time, the Company may be involved in ordinary routine litigation or regulatory examinations from the SEC or FINRA. Currently, there are no litigations or examinations against the Company.

6. Commitments and Contingencies (Continued)

Indemnifications

As noted in Note 4, the Company functioned as an introducing broker that placed and executed customer orders through May 2022. The orders were then settled by an unrelated and affiliated clearing organizations that maintained custody of customers' securities.

Financial instruments were to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company sought to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies. See Note 4.

7. Going Concern

Due to the economic fallout of the Russian invasion of Ukraine, the Company's business has been impacted. This raises substantial doubt about the ability of the Company to continue as a going concern for the next twelve months from the date that the financial statements are issued.

Effective January 2023, the Company's parent ceased reimbursing the Company under the cost-plus transfer pricing agreement. The Company will continue to adjust the cost base to align with the reduced product offering.

Supplemental Information

RenCap Securities, Inc.

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Total stockholder's equity	$ 3,367,800
Deductions and non-allowable assets:	
Due from clearing broker	1,013,586
Prepaid income tax	29,419
Prepayments	60,383
Other assets	10,281
Total non-allowable assets	1,113,669
Net capital	2,254,131
Computation of alternative net capital requirement	
Minimum net capital requirement	250,000
Excess net capital	$ 2,004,131

Statement pursuant to paragraph (d) (4) of SEC Rule 17a-5

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2023, as amended on February, 23 2024.

RenCap Securities, Inc.

Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption)

December 31, 2023

The computation for determination of reserve requirements is not applicable to RenCap Securities, Inc. as the the Company's business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

RenCap Securities, Inc.

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption)

December 31, 2023

The information relating to possession or control requirements is not applicable to RenCap Securities, Inc. as the Company's business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of **RenCap Securities, Inc.**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of RenCap Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Deerfield, Illinois
March 21, 2024

RenCap Securities

RenCap Securities, Inc.
142 W 57th Street
8th Floor Suite 100
New York, NY 10019
Tel: (212) 824-1099
Fax: (212) 824-1098

RenCap Securities, Inc. Exemption Report

RenCap Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states that the following:

The Company does not claim exemption under paragraph (K) of 17 C.F.R. §240.15c3-3, and

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5 because the Company limits its business activities exclusively to (1) research revenue, (2) expense sharing with related party and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issues or its agent and not to the Company); (2) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

RenCap Securities, Inc.

I, Carlos Valdes swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2023

DocuSigned by:
Carlos Valdes
BY: E69B8FE92AED4F2

Director Financial Operations

Date: 3/12/2024